Exhibit 99.1

Materialise Announces Results of 2020 Virtual Annual General Shareholders’ Meeting

Leuven, Belgium – June 25, 2020—Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing solutions, today announced the results of the votes cast at its Virtual Annual General Shareholders’ Meeting held on Tuesday, June 2, 2020 at 10.00am (CET).

At the Virtual Annual General Shareholders’ Meeting, the shareholders approved all resolutions, including the Belgian GAAP statutory annual accounts for the fiscal year 2019.

The shareholders also elected the following directors to serve until the next Annual General Shareholders’ Meeting:

Mr. Wilfried Vancraen
Mr. Peter Leys
A TRE C CVOA, represented by Mr. Johan De Lille
Mrs. Hilde Ingelaere
Mr. Jurgen Ingels
Mr. Jos Vander Sloten
Mrs. Godelieve Verplancke
Mr. Bart Luyten Mr. Volker Hammes Mr. Sander Vancraen

About Materialise

Materialise incorporates more than 3 decades of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Investor contacts:

Investor Relations Materialise

Email: investors@materialise.com

Harriet Fried

Senior Vice President

LHA

+1-212-838-3777

hfried@lhai.com